Contact

www.linkedin.com/in/
nayanaferguson (LinkedIn)
linktr.ee/NayFerguson (Personal)

Top Skills

Leadership

Financial Reporting

Credit

Languages

Spanish (Professional Working)

Nayana Ferguson

Co-Founder of Multi-Award Winning Anteel Tequila & Curious
Inception, Inc./Pancreatic & Breast Cancer Survivor / Business
Coach / Life Coach / Member - Les Dames d'Escoffier (Atlanta
Chapter)
Atlanta Metropolitan Area

Summary

I'm an 18-year pancreatic cancer survivor, a 12-year breast cancer
survivor and the first black woman to have ownership in and lead a
nationally distributed, multiple award-winning tequila brand.

I'm a business coach and consultant, a life coach, and a public
speaker.

I'm also a national advocate for PanCAN (Pancreatic Cancer Action
Network) and have used my voice to encourage those living with this
horrible disease. I had the distinct honor in 2021 to speak in front
of Congress to support pancreatic cancer research funding so we
hopefully can find a cure or an early detection treatment for people to
receive help early on.

Through my business coach / consulting and life coaching
businesses, I enjoy helping people live their dreams, pursue their
passions, and overcome obstacles that keep them from living life to
the fullest.

Experience

Anteel Tequila
Chief Operating Officer
May 2017 - Present (7 years 6 months)
United States

Curious Inception
Chief Operating Officer
August 2018 - Present (6 years 3 months)